UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

DAILY JOURNAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

233912104
(CUSIP Number)

June 9, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒   Rule 13d-1 (c)

☐   Rule 13d-1 (d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 233912104			Page 2 of 4 Pages
1	NAME OF REPORTING PERSON Richard D. Esbenshade
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 135,097 shares of Common Stock
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 135,097 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,097 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON IN

Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer

Daily Journal Corporation

(b)	Address of Issuer’s Principal Executive Offices

915 East First Street, Los Angeles, California 90012

Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:

Richard D. Esbenshade
355 South Grand Avenue
35th Floor
Los Angeles, California 90071
United States Citizen

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number

233912104

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially Owned

68,079 shares of Common Stock beneficially owned by Richard Dean Esbenshade, Trustee of the Charles T. and Nancy B. Munger Trust U/A/D 12-17-76

63,218 shares of Common Stock beneficially owned by Richard D. Esbenshade, Trustee of the Alfred C. Munger Trust U/A/D 6-1-58

3,800 shares of Common Stock beneficially owned by Richard D. Esbenshade personally

(b)	Percent of Class

9.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 135,097
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 135,097
(iv)	shared power to dispose or to direct the disposition of: 0

Page 4 of 4 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of February, 2012

/s/ Richard D. Esbenshade

Richard D. Esbenshade